# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RAPID MICRO BIOSYSTEMS, INC., CIK 0001380106
CUSIP: 75340L104
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 25 Hartwell Avenue, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 03/28/2024
Filed by CIK 0001853904
Persons authorized to receive notices and communications: Robert G. Spignesi, Jr., Rapid Micro Biosystems, Inc., 25 Hartwell Avenue, Lexington, Massachusetts (MA), 02421, 978-349-3200

## Reporting persons
- SPIGNESI ROBERT G JR (CIK 0001853904): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,647,256; shared voting power 0; sole dispositive power 2,647,256; shared dispositive power 0; aggregate amount beneficially owned 2,647,256 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value per share
Name of issuer: RAPID MICRO BIOSYSTEMS, INC.
Address of issuer's principal executive offices: 25 Hartwell Avenue, Lexington, Massachusetts (MA), 02421

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Robert G. Spignesi Jr. (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 25 Hartwell Avenue, Lexington, MA 02421.
Present principal occupation or employment: The Reporting Person is President and Chief Executive Officer and a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3.

The 493,931 shares of Class A Common Stock held directly by the Reporting Person were purchased for an aggregate of $346,555 (excluding commissions and other execution-related costs) using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated by reference in Items 3 and 6 of this Statement is incorporated by reference into this Item 4.

The Reporting Person intends to continuously review his investment in the Issuer and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by him or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

The Reporting Person is President and Chief Executive Officer and a member of the Board of Directors of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer's Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference.

The Reporting Person beneficially owns an aggregate of 2,647,256 shares of Class A Common Stock, which consists of (i) 493,931 shares of Class A Common Stock held directly by the Reporting Person, (ii) 10 shares of Class A Common Stock issuable to the Reporting Person upon exercise of warrants exercisable within 60 days of this Statement and (iii) 2,153,315 shares of Class A Common Stock issuable to the Reporting Person upon exercise of stock options exercisable within 60 days of this Statement. The foregoing excludes 1,197,990 shares of Class A Common Stock underlying equity awards that are currently unvested and are not substantially certain to vest within 60 days of this statement.
Number of shares as to which each person has sole or shared power to vote or dispose: The 2,647,256 shares of Class A Common Stock beneficially owned by the Reporting Person represents approximately 6.3% of the outstanding shares of Class A Common Stock. The percent of class was calculated based on (i) 39,710,799 shares of Class A Common Stock outstanding, as reported by the Issuer to the Reporting Person, plus (ii) 2,163,315 shares of Class A Common Stock underlying stock options and/or warrants held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).
Transactions in the class effected during the past sixty days:
Between July 8, 2025 and July 14, 2025, the Reporting Person acquired an aggregate of 125,722 shares of Class A Common Stock upon satisfaction of performance criteria underlying previously granted restricted stock units ("RSUs") subject to performance-based vesting conditions.

In connection with tax withholding obligations relating to the vesting and settlement of such RSUs, the Reporting Person sold an aggregate of 57,443 shares of Class A Common Stock as follows: (i) 10,824 shares sold on July 8, 2025 at a price per share of $3.5127; (ii) 11,247 shares sold on July 9, 2025 at a price per share $3.5103; (iii) 11,617 shares sold on July 10, 2025 at a price per share of $3.398; (iv) 11,874 shares sold on July 11, 2025 at a price per share of $3.3265; and (v) 11,881 shares sold on July 14, 2025 at a price per share of $3.323. The sales were effected on the open-market through broker-assisted transactions.

In addition, during the 60 days preceding this statement, the Reporting Person acquired beneficial ownership of 38,757 shares of Class A Common Stock underlying equity awards subject to vesting, as further described in Item 6 below.

Except as otherwise described in this Item 5(c), the Reporting Person has not effected any transactions in the Issuer's Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 3 is incorporated herein by reference.

The Reporting Person is and will be entitled to receive compensation and other benefits as President and Chief Executive Officer of the Issuer. In such capacity, he may also be granted equity awards with respect to the Issuer's Class A Common Stock from time to time. The Reporting Person currently holds (i) 731,871 RSUs subject to time-based and performance-based vesting, each representing the contingent right to receive one share of Class A Common Stock, and (ii) stock options to purchase an aggregate of 2,619,434 shares of Class A Common Stock at exercise prices ranging between $0.75 and $10.85 per share. The equity plans under which such awards have been granted and the form of award agreements representing such equity awards are filed as Exhibits 99.1 and 99.2 hereto, and are incorporated by reference into this Item 6 in their entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Rapid Micro Biosystems, Inc. 2010 Stock Option and Grant Plan and forms of award agreements thereunder (Incorporated by reference to Exhibit 10.1 to the Issuer's Registration Statement on Form S-1 (Reg. No. 333-257431) filed on June 25, 2021).

Exhibit 99.2 Rapid Micro Biosystems, Inc 2021 Incentive Award Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (Reg. No. 333-257431) filed on July 12, 2021).

## Signatures
- SPIGNESI ROBERT G JR: /s/ Robert G. Spignesi, Jr., Robert G. Spignesi, Jr. (08/19/2025)